EXHIBIT B-2

FRANKLIN MUTUAL SERIES FUND/FRANKLIN MUTUAL RECOVERY FUND
Nominating and Corporate Governance Committee Charter

     This Charter has been adopted by the Board of Directors of Franklin Mutual Series Fund Inc./Franklin Mutual Recovery Fund (the “Fund”) to govern its Nominating and Corporate Governance Committee (the “Committee”), which shall have the purposes, goals, responsibilities, authority and specific powers described herein.

I. The Committee.

     The Nominating and Corporate Governance Committee (the “Committee”) is a committee of, and established by, the Board of Directors of the Fund (the “Board”). The Committee consists of such number of members as set by the Board from time to time and its members shall be selected by the Board. The Committee shall be comprised entirely of “independent members” or “Disinterested Board members,” which for purposes of this Charter shall mean members who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”). A member of the Committee shall be selected by the Board of Directors to serve as the Committee’s chairperson. The Committee may delegate any portion of its authority to a subcommittee comprised solely of its members.

II. Board Size, Composition and Nominations.

     1. The Committee shall (a) evaluate from time to time the appropriate size of the Board of Directors and recommend any increase or decrease with respect thereto, (b) recommend any changes in the composition (including the relative relationship of interested to Disinterested Board members) of the Board of Directors so as to best reflect the objectives of the 1940 Act, the Fund and the Board of Directors, (c) establish processes for developing candidates for Disinterested Board members and for the conducting of searches with respect thereto, and (d) recommend to the independent directors (i) a slate of Disinterested Board members to be elected at Fund shareholders meetings, or (ii) nominees to fill Disinterested Board member vacancies on the Board of Directors, where and when appropriate.

     2. The Committee shall identify, research, recruit and evaluate the qualifications of candidates for nomination for Disinterested Board members to serve on the Board, and make recommendations with respect thereto. Persons selected must be independent in terms of both the letter and the spirit of the 1940 Act. Consistent with the Fund’s governance best practices, the Committee shall also consider the effect of any relationships beyond those delineated in the 1940 Act that might impair independence, such as business, financial or family relationships with investment managers, employees or service providers of the Fund.

     3. The Committee shall also evaluate candidates’ qualifications, and make recommendations to the full Board, for positions as “interested” members on the Board.

     4. The Committee shall review shareholder recommendations for nominations to fill vacancies on the Board if such recommendations are properly submitted to the Committee or the Fund. The Committee shall adopt, by resolution, policies regarding its procedures for considering candidates for the Board, including any recommended by shareholders.

     5. The Committee shall consider and recommend to the independent directors or the Board, as appropriate, procedures for implementing changes required by statute, regulatory bodies and case law relating to the nomination, election or solicitation process with regard to election of directors.

III. Other Board Committees.

     1. The Committee shall make recommendations to the full Board as regards nomination for membership on all committees of the Board and shall review committee assignments at least annually.

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     2. The Committee shall review as necessary the responsibilities of any committees of the Board, whether there is a continuing need for each committee, whether there is a need for additional committees of the Board, and whether committees should be combined or reorganized. The Committee shall make recommendations for any such action to the independent directors or the full Board, as appropriate.

IV. Corporate Governance.

     1. The Committee shall review proposed changes in, and where appropriate propose changes with respect to, the Fund’s governing instruments, including, but not limited to, its certificate of incorporation and bylaws, as such documents relate to corporate governance matters.

     2. The Committee shall periodically review Fund corporate governance procedures and shall recommend any appropriate changes to the full Board.

     3. The Committee shall initiate consideration, and otherwise be available to consider, issues relating to the respective roles entrusted to the Fund’s adviser, the Fund, the Board of Directors and the independent directors.

     4. The Committee shall review persons who are under consideration to act as legal counsel to the Disinterested Board members and their qualifications to serve or continue to serve as “independent legal counsel” under applicable SEC rules, and shall make recommendations to the independent directors with regard thereto. The Committee shall monitor the performance of legal counsel employed by the Fund and by the Disinterested Board members.

V. Other Powers and Responsibilities.

     1. The Committee shall meet at least twice each year or more frequently in open or executive sessions. The Committee may invite members of management, counsel, advisers and others to attend its meetings as it deems appropriate. The Committee shall have separate sessions with management and others, as and when it deems appropriate. A majority of the members of the Committee shall constitute a quorum for the transaction of business at any meeting of the Committee. The action of a majority of the members of the Committee present at a meeting at which a quorum is present shall be the action of the Committee. The Committee may meet in person or by telephone, and the Committee may act by written consent, to the extent permitted by law and by the Fund’s by-laws. In the event of any inconsistency between this Charter and the Fund’s organizational documents, the provisions of the Fund’s organizational documents shall be given precedence.

     2. The Committee shall have the resources and authority appropriate to discharge its responsibilities. The Committee shall have the sole authority to retain and terminate any search firm to be used to identify Disinterested Board member candidates, including the sole authority to approve such search firms’ fees, at the expense of the Fund and other retention terms. The Committee may also retain counsel of its choice and other advisers which the Committee deems necessary, at the expense of the Fund.

     3. The Committee shall report is activities to the Board and make such recommendations as the Committee may deem necessary or appropriate.

     4. The Committee shall review this Charter at least annually and recommend any changes to the full Board. The Committee shall annually conduct a performance evaluation of the Committee and report the evaluation results to the Board of Directors.

[ADDITIONAL PROVISION FOR MUTUAL SERIES RECOVERY FUND CHARTER

     The Committee shall comply with any rules of any stock exchange, if any, applicable to nominating committees of closed-end funds whose shares are registered thereon.]

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